

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

April 25, 2017

<u>Via E-Mail</u>
Jeffrey Busch
President and Director
4800 Montgomery Lane, Suite 450
Bethesda, MD 20814

      Re: Global Medical REIT Inc.
             Registration Statement on Form S-3
             Filed April 18, 2017
             File No. 333-217360

Dear Mr. Busch:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 with any questions.

                      Sincerely,

                      /s/ Tom Kluck

                      Tom Kluck
                      Legal Branch Chief
                      Office of Real Estate and
                      Commodities

cc: Daniel M. LeBey, Esq. (Via E-Mail)
       Vinson & Elkins L.L.P.